

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 12, 2007

<u>Via Mail and Fax</u>

Michael J. McCann
Chief Financial Officer
PHI, Inc.
2001 SE Evangeline Thruway
Lafayette, LA 70508

      RE: PHI, Inc.
              Form 10-K for the Year Ended December 31, 2006
              Form 10-Q for the Period Ended June 30, 2007
              File Number: 000-09827

Dear Mr. McCann:

      We have reviewed your correspondence dated September 18, 2007 and have the following comments. We believe you should revise future filings in response to these comments. If you agree to make the changes, you may contact us at one of the numbers listed below to confirm our understanding. If you believe the changes are unnecessary, we will consider the basis for your conclusion. Please file a response articulating the basis for this conclusion via EDGAR, under the label "corresp," within ten business days from the date of this letter.

1. To increase the transparency of your financial statements, please provide the following in your quarterly and annual filings (including your forthcoming third quarter Form 10-Q):

    a. A table that quantifies, as a percentage of gross Air Medical revenue, both (i) the amount of contractual allowances and (ii) the amount of uncompensated care;

    b. A table that quantifies, as a percentage of gross Air Medical accounts receivable, both (i) the amount of the allowance for contractual allowances and (ii) the amount of the allowance for uncompensated care; and

    c. A table that summarizes, as a percentage of net Air Medical revenues, the amount attributable to Medicaid, Medicare, Insurance, and Self-Pay.

2. Please expand Schedule II to include separate line items for contractual allowances and uncompensated care.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief